FEE WAIVER AGREEMENT

Marble Arch House,
66 Seymour Street,
London W1H 5BT, United Kingdom

July 20, 2015

Trust for Advised Portfolios
615 East Michigan Street
Milwaukee, WI 53202

Re:	Waiver of Portion of Advisory Fees in Connection with Investments in Fulcrum Diversified Absolute Return Cayman Fund Ltd.

Dear Sir or Madam:

Reference is made to the Investment Management Agreement by and between Fulcrum Diversified Absolute Return Fund (the “Fund”), a series of Trust for Advised Portfolios (the “Trust”), and Fulcrum Asset Management LLP (the “Adviser”), dated July 17, 2015 (as further amended, restated or otherwise modified from time to time, the “Management Agreement”).

Pursuant to the Management Agreement, the Fund pays an investment advisory fee to the Adviser as specified in such agreement (the “Fund Management Fee”).

The Fund intends to invest a portion of its assets in Fulcrum Diversified Absolute Return Cayman Fund Ltd, a Cayman Islands exempted company (the “Subsidiary”) in respect of which the Adviser (i) will provide management services and (ii) will receive a management fee (the “Subsidiary Management Fee”) pursuant to a management agreement by and between the Subsidiary and the Adviser dated July 17, 2015 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Fund will invest for as long as the Subsidiary Agreement remains in effect, the Adviser agrees to waive irrevocably all or any portion of the Fund Management Fee that would otherwise be paid by the Fund to the Adviser in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to the Adviser under the Subsidiary Agreement during such period.

This letter modifies the terms of the Management Agreement and to the extent of any conflict between the terms of this letter agreement and the terms of such agreement, the terms of this letter agreement will prevail. This letter agreement and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of Delaware without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter agreement to the address first written above.

Very truly yours,

FULCRUM ASSET MANAGEMENT LLP

By: /s/ Joseph Davidson
Name: Joseph Davidson
Title: Chief Operating Officer

ACKNOWLEDGED AND AGREED

TRUST FOR ADVISED PORTFOLIOS,
for and on behalf of
FULCRUM DIVERSIFIED ABSOLUTE RETURN FUND,
a series thereof

By: /s/ Christopher E. Kashmerick

Name:	Christopher E. Kashmerick
Title:	President